POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Joint-Venture with Nippon Steel Corporation

.EX-99.1

Joint-Venture with Nippon Steel Corporation

POSCO and Nippon Steel Corporation made a joint-venture contract whereby NSC will gain a 15 percent stake (US$ 37.2 million) in POSCO-Vietnam by purchasing its newly issued shares.
When the Vietnam government approves the investment certificate of the joint-venture in March, 2009, Nippon Steel Corporation will purchase the shares.

? Date of disclosure related with: October 28, 2008